Exhibit 15

Letter Regarding Unaudited Interim Financial Information

The Board of Directors of

Cubic Energy, Inc.

We hereby acknowledge the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-162390, 333-120388, 333-136374, 333-140013, 333-132341) and Form S-8 (333-172426) of our report dated March 13, 2014, relating to the unaudited condensed consolidated balance sheet of Cubic Energy, Inc. as of December 31, 2013, and the related unaudited condensed consolidated statements of operations for each of the three and six month periods ended December 31, 2013 and 2012, and to the related unaudited statements of cash flows for the six month periods ended December 31, 2013 and 2012, included in its Quarterly Report on Form 10-Q/A for the quarter ended December 31, 2013.

PHILIP VOGEL & CO., PC

Dallas, Texas

March 17, 2014